Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 7 DATED SEPTEMBER 22, 2022

TO THE PROSPECTUS DATED MARCH 17, 2022

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated March 17, 2022, Supplement No. 1 dated April 7, 2022, Supplement No. 2 dated April 13, 2022, Supplement No. 3 dated May 3, 2022, Supplement No. 4 dated May 20, 2022, Supplement No. 5 dated June 1, 2022, and Supplement No. 6 dated August 12, 2022. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•
the status of our public offering;
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our acquisition of properties in Oxford, Florida and Burlington, Ontario;
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an update regarding our debt; and
•
our fourth quarter 2022 distribution declaration.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $100.7 million in Class P shares, or approximately 10.6 million Class P shares. On March 17, 2022, our public offering was declared effective. As of September 16, 2022, we had sold approximately 1.2 million Class A shares, 2.0 million Class T shares, and 0.2 million Class W shares for gross offering proceeds of approximately $33.2 million in our public offering. As of September 16, 2022, approximately $1.1 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Acquisitions of Properties

Oxford Property

On September 21, 2022, we, through a wholly-owned subsidiary of our operating partnership, closed on the acquisition of a self storage facility located in Oxford, Florida (the “Oxford Property”) from an unaffiliated third party. The Oxford Property contains approximately 63,000 net rentable square feet of storage space and 440 self storage units. The purchase price for the Oxford Property was approximately $10.9 million, plus closing costs and an acquisition fee equal to approximately $0.1 million to our advisor. We funded such acquisition with proceeds from a draw on the SmartStop Delayed Draw Mezzanine Loan, as described below.

Burlington Property

On September 20, 2022, we, through wholly-owned subsidiaries of our operating partnership, closed on the acquisition of a self storage facility located in Burlington, Ontario (the “Burlington Property”) from an unaffiliated third party. The Burlington Property contains approximately 92,400 net rentable square feet of storage space and 890 self storage units. The purchase price for the Burlington Property was approximately CAD$35.5 million, plus closing costs and an acquisition fee equal to approximately CAD$0.4 million to our advisor. We funded such acquisition with proceeds from our public offering and a draw on the National Bank Credit Facility, as described below.

Update Regarding our Debt

SmartStop Delayed Draw Mezzanine Loan

As previously disclosed, on December 30, 2021, in connection with the acquisition of two of our properties, we, through a wholly-owned subsidiary of our operating partnership, entered into a mezzanine loan agreement (the “SmartStop Delayed Draw Mezzanine Loan Agreement”) with SmartStop OP, L.P., an affiliate of our sponsor, for up to $45.0 million (the “SmartStop Delayed Draw Mezzanine Loan”) and drew $6.8 million.

On July 8, 2022, in connection with the acquisition of a property, we drew an additional $7.2 million pursuant to the SmartStop Delayed Draw Mezzanine Loan.

On September 21, 2022, in connection with the acquisition of the Oxford Property, we amended the SmartStop Delayed Draw Mezzanine Loan Agreement to pledge the equity interest in the wholly-owned subsidiary of our operating partnership that owns the Oxford Property as additional security for the SmartStop Delayed Draw Mezzanine Loan and drew an additional $11.0 million pursuant to the SmartStop Delayed Draw Mezzanine Loan to fund the acquisition of the Oxford Property. As of September 21, 2022, the outstanding principal balance under the SmartStop Delayed Draw Mezzanine Loan is $25 million.

National Bank Credit Facility

On September 20, 2022, we, through certain wholly-owned subsidiaries of our operating partnership (the “Borrowers”), entered into a non-revolving term facility credit agreement (the “Loan Agreement”) with National Bank of Canada (“National Bank”), as lender.

Under the terms of the Loan Agreement, the credit facility has a principal amount of CAD$16.5 million (the “National Bank Loan”). The National Bank Loan is secured by a first mortgage on the Burlington Property. The proceeds of the National Bank Loan were used to partially fund the acquisition of the Burlington Property.

The National Bank Loan has a maturity date of September 20, 2025. The amounts outstanding under the National Bank Loan bear an interest rate equal to the 1 month Canadian Dollar Offered Rate ("CDOR"), plus the 2.25%. As of September 20, 2022, the interest rate on the Loan was approximately 5.94%. Payments of principal and interest are due monthly. The National Bank Loan may be prepaid in whole or in part, at any time, subject to certain conditions as set forth in the Loan Agreement.

The Loan Agreement contains customary affirmative, negative and financial covenants, including a debt service coverage ratio covenant, and customary agreements, representations, warranties and borrowing conditions, and events of default. We serve as a full recourse guarantor with respect to the National Bank Loan.

Fourth Quarter 2022 Distribution Declaration

On September 20, 2022, our board of directors declared a daily cash distribution in the amount of approximately $0.001698 per day per share on the outstanding shares of common stock payable to Class A, Class T, Class W, and Class P stockholders of record of such shares as shown on our books as of the close of business on each day of the period commencing on October 1, 2022 and ending December 31, 2022. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.001424 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.001569 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.